SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 18 March 2008
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑

Answering the Questions that mAtter Annual Review 2007

Five Questions. Five & Answers. One mission.

Question one How are you adapting your business model to succeed in the current healthcare environment? Answer page 02

Question two Why do you have a Consumer Healthcare business? Answer page 04

Question three Share prices in the sector haven't performed well, what is the outlook for GSK? Answer page 06

Question four How is your R&D pipeline performing? Answer page 08

Question five What are you doing to improve healthcare in the developing world? Answer page 10

Our mission We have a challenging and inspiring mission: "to improve the quality of human life by enabling people to do more, feel better and live longer."

Contents

01 Chairman and CEO summary
02 Strategy
04 Consumer Healthcare
06 Company performance
08 Research and development
10 Community partnerships
12 Three questions for Andrew Witty
13 Chairman's letter
14 Focus on our pipeline
16 Performance overview
18 Business operating review
20 The Board
21 The Corporate Executive Team
22 Summary Remuneration Report
25 Corporate Governance
26 Responsibility statements
27 Summary financial statements
28 Shareholder information

Chairman and CEO Summary

We consult our stakeholders in many ways. From shareholders, patients, governments, non-government organisations, payers and employees we hear many different questions. For this year's Annual Review we have focused on five key questions that lie at the heart of our business.

It is natural that our stakeholders want to know how we are facing the challenges of the fast-changing healthcare environment, and how we plan to convert our strategic direction into profitable results, which should return value to our shareholders.

Our 2007 Annual Review aims to answer these questions and demonstrate that our strategic focus on research and development, which is delivering improved pipeline productivity, will enhance returns to shareholders over the long-term. The success of our Consumer Healthcare business and the strong performance of many key pharmaceutical and vaccine products in our current portfolio are also providing strong contributions to growth and helped us to deliver 2007 business performance earnings per share (EPS) growth of 10 per cent at constant exchange rates (CER)*; results that were at the high end of our guidance.

We also continue to balance the needs of our shareholders with our commitment to improve healthcare in communities across the world – we feel this is not just the right thing to do; but the only thing to do.

Financial performance and outlook

Total sales were £22.7 billion, up two per cent, and business performance EPS was 99.1p, up 10 per cent from 2006. The Board declared a dividend for the year of 53p, up from 48p for 2006.

Pharmaceutical turnover was level at £19.2 billion, impacted by generic competition in the US and a decrease of 22 per cent in *Avandia* sales globally. Among other key products, sales of *Seretide/Advair* for asthma and COPD rose by 10 per cent to £3.5 billion while those for *Lamictal*, for epilepsy and bipolar disorder, increased by 18 per cent to £1.1 billion. The vaccines business grew by 20 per cent to £2 billion. Consumer Healthcare generated strong sales growth, up 14 per cent to almost £3.5 billion.

2007 also saw the launch of the largest share buy-back programme in our industry; share repurchases of £2.5 billion were made in 2007 under this programme and a further £6 billion are expected in 2008. We expect to repurchase £12 billion of shares under this programme by mid-2009.

In May 2007, an article in the New England Journal of Medicine suggested that there may be cardiovascular risk associated with *Avandia*, our second largest product. This was followed by intense media coverage and despite our efforts to explain the entirety of the data, which did not confirm this risk, sales of *Avandia* dropped significantly in the second half of 2007.

The decline in *Avandia* sales, together with increased generic competition in the US, will adversely impact our earnings in 2008 and we expect a mid-single digit percentage decline in business performance EPS, at CER. Looking ahead we remain confident in GSK's future. Our fast-growing vaccines business, the resurgence of our Consumer Healthcare division and the strong performance of key pharmaceutical products are providing contributions to growth. The momentum of our late-stage pipeline continues to enhance our business and is producing a significant renewal of our product line.

Seeing results from our investment in R&D

Last year, GSK received a record 10 product approvals and filed 10 product applications. New products launched during 2007 were *Tykerb*, for breast cancer, *Veramyst/Avamys*, for allergic rhinitis, *Altabax/Altargo* for the treatment of skin infections and *Cervarix* our vaccine for the prevention of cervical cancer.

We currently have 13 new product opportunities filed with regulators and commenced nine new phase III clinical development programmes in 2007. There are at present 34 key assets in the phase III or registration stages.

Leading the way

Although the future remains challenging, GSK is determined to remain an industry leader across many fronts; not only through our pipeline progress but also through efficiency initiatives and by fulfilling our responsibilities to communities worldwide.

In October we announced a significant new £1.5 billion Operational Excellence programme to improve operational efficiency and productivity. We expect this to deliver annual pre-tax savings of £700 million by 2010.

During 2007, our global community investment contributions continued to deliver a positive influence on the lives of people worldwide and we are proud to play our part to the full.



Sir Christopher Gent
Chairman



JP Garnier
Chief Executive Officer

* It is the Group's practice to discuss its results in terms of business performance and constant exchange rates (CER). See page 18 – Performance.

GSK Annual Review 2007 01

STRATEGY

Q&A

How are you adapting your business model to succeed in the current healthcare environment?

Summary

Our markets are changing and we are evolving rapidly to reflect the new environment. We are well-positioned relative to our peers.

- A broad-based, geographically-diverse and well-balanced business.
- Improved pipeline productivity.
- Innovative programmes to reduce expenditure and work more closely with customers.
- Positioned to take advantage of opportunities in the growing healthcare economies.

Diversity and balance

We operate in a fast-changing market from both a regulatory and payer perspective. Regulators are becoming increasingly risk conscious and payers more cost conscious. It is imperative that pharmaceutical companies, including GSK, modernise and evolve to reflect these market changes.

As we move forward into this changing environment, we are well-positioned, relative to our peers. Why? Because we are a broad-based, geographically-diverse and well-balanced company encompassing Pharmaceuticals, vaccines and Consumer Healthcare.

Through the intellectual property system, we have a relatively short patent exclusivity for traditional small molecule chemical pharmaceuticals. However, Biological Medicines, vaccines and Consumer Healthcare products generally have a significantly longer product life cycle. Our presence in all these sectors will continue to grow and enables us to better balance risk and sustain growth.

Growing the pipeline

In recent years, our pipeline has expanded and flowed more quickly than ever before. Seven years ago we had relatively few products in our late-stage pipeline. Today we have 157 projects in clinical development, of which 118 are new chemical entities (NCEs) or new vaccines; this includes 34 key assets in late stage development.

This is a significant transformation, driven largely by changes we have made to both our research and development (R&D) 'hardware' and 'software'. We have radically changed the R&D infrastructure, breaking down the traditional big bureaucratic pharma model into R&D Centres of Excellence for Drug Discovery (CEDDs). At the same time, we are evolving and adapting our culture, helping our talented people to improve the quality of our science and management.

We will continue to ensure that we are creating new medicines targeted at unmet medical need, and we will focus on developing these medicines in a way that allows regulators to make a clear assessment about the relative risks and benefits.

02 GSK Annual Review 2007

Reducing expenditure

Cost remains a major issue for our customers because the demand for healthcare continues to increase, driven by ageing populations and rising expectations. We are committed to working with governments to reduce total healthcare costs and to lowering our own expenditure so that we operate more efficiently and profitably in a lower priced environment – enabling us to continue our investment in R&D.

At the same time, we are adopting a more flexible and creative approach to product pricing. We are alert to opportunities to share risk with customers as a means of demonstrating that we have great belief in our medicines – and that we only expect to be rewarded when our medicines deliver the anticipated benefits.

Our Operational Excellence programmes, which are an important part of our strategy, mean we are improving efficiency year-on-year. We are also working hard to lower the cost of developing products and have already outsourced some areas of our business to lower-cost countries. We will continue to assess and capture other opportunities to reduce costs.

Seizing global opportunities

Globalisation is an increasingly important factor in the business landscape. In the past, we have derived most of our growth from the established economies of the US, Europe and Japan. Countries such as Brazil, Russia, India and China – often known as the BRIC markets – have large populations. They are increasingly able to afford good quality healthcare, opening up significant new markets which will be important future growth areas for GSK.

Investing in our people

We will only reach our potential through the support and talent of highly motivated people. Our ambition is to be the place where great people apply their energy and passion to make a difference in the world. Their skills and intellect are key components in the successful implementation of our strategy. During 2007 we continued to invest in recruiting and training the best scientists and other professionals.





A personal perspective from

Mike Thompson

Mike Thompson
Senior Vice President, European Commercial Development, Pharmaceuticals

"Within the European pharmaceutical business, we've already dramatically changed the way we work over the last three years to improve efficiency and increase customer focus, particularly on payers.

We've seen a major evolution of our customer base, with payers now sharing equal importance with clinicians. Payers have different questions and we need to make sure we offer the right answers. That's required a significant change to the way we work, including the transformation of the commercial team to meet the needs of both groups.

Furthermore, marketing campaign decisions that were previously devolved to each of the 44 European countries are now led by therapeutic Commercial Centres of Excellence. Where in the past we would have had 44 different *Seretide* campaigns, we now have one across the whole of Europe.

We've also been able to make cost savings by eliminating duplications that didn't add value. For example, by moving to common IT systems we've saved over £20 million a year and the introduction of multi-lingual packs is reducing stock by around half on some of our products."

GSK Annual Review 2007 **03**

CONSUMER HEALTHCARE

Q&A

Why do you have a Consumer Healthcare business?

Summary

Our Consumer Healthcare business is a key part of GSK. It is a profitable, logical complement to our Pharmaceutical operation with a powerful portfolio and a healthy pipeline.

- Outstanding performance in 2007, with double-digit sales growth.
- Excellent prospects, particularly in developing economies.
- Opportunity to share expertise and resources across the two businesses.
- Steady, long-term growth helps balance the Pharmaceutical business.

A healthy performance

Consumer Healthcare is an important business to us. Not only does it provide an excellent balance with our Pharmaceuticals operation, it is also a thriving business in its own right which is delivering a strong performance for shareholders.

Consumer Healthcare has shown significant acceleration in top line performance, with sales growth up 14 per cent in 2007. It has a powerful portfolio that includes *Lucozade*, *Sensodyne*, *Panadol*, *Horlicks* and *Aquafresh*, a brand which has benefited from investment and the launch of new brand extensions. 2007 also saw the successful US launch of *alli*, the first over-the-counter (OTC) weight loss aid approved by the Food and Drug Administration (FDA), which is currently being reviewed by European regulatory authorities. Through our Consumer Healthcare business, and its expertise in sales and marketing, we are well placed to be the partner of choice for 'switch' products, bringing them from the prescription to the OTC market.

Top five Consumer Healthcare products by turnover 2007

Products	Turnover 2007 £m
Lucozade	347
Aquafresh	308
Sensodyne	293
Panadol	262
Horlicks	174

Capitalising on long-term potential

Global healthcare markets are in a state of change. For example, there is an increasing trend for governments to cut state healthcare costs by influencing a switch from prescription to generic or OTC products.

Looking ahead, healthcare is becoming more consumer-centred. People expect to be able to access medical knowledge and to influence their own treatments. For many, OTC products are their first destination for everyday healthcare.

We expect that the highest rates of growth for all healthcare businesses will be driven by the developing, emerging economies. OTC is the foundation of healthcare in these countries. In China, for example, OTC accounts for 36 per cent of drug expenditure, compared to eight per cent in North America and 10 per cent in Western Europe.

04 GSK Annual Review 2007

Sharing strengths

The Consumer Healthcare and Pharmaceuticals businesses are not stand alone entities, but are complementary and synergistic in a number of important areas. They are both backed by science-endorsed strategies and a focus on R&D.

There is a growing trend worldwide for patients to manage their own healthcare, choosing OTC products, rather than relying on a prescription – a behaviour in which our Consumer Healthcare professionals are richly experienced. We are able to draw on these skills and knowledge in our Pharmaceutical business and share costs and resources. We also share expertise and resources in other areas, such as regulatory matters, R&D, marketing, distribution and procurement.

Getting the balance right

The Pharmaceuticals business operates in a tough climate. Increased legislation, cautious regulatory regimes and pricing pressures are among the key challenges that face any pharmaceutical company. At the same time, the patent framework for pharmaceutical products tends to result in a relatively short life cycle for even the most successful treatments.

In contrast, our Consumer Healthcare business offers long-term, steady cash flow. A broad portfolio of pharmaceutical and OTC products can help mitigate the impact of losses to generics and help smooth the more volatile nature of the pharmaceutical markets.


Read Me
First
alli



A personal perspective from



Ken James
Senior Vice President, Consumer Healthcare R&D

"One reason we in Consumer Healthcare are so passionate about working for GSK is our belief in our global mission to help people do more, feel better and live longer.

We're proud to work for a company that's already helped 6.5 million people around the world stop smoking through therapeutic nicotine products – and averted more than one million premature deaths.

The prospect of helping millions of people around the world lose weight through the *alli* programme is really exciting. With this programme we are starting to tackle the growing obesity epidemic which has the potential to cause hundreds of thousands of cases of Type 2 diabetes and other serious health problems associated with being overweight.

There's also a huge amount of enjoyment in innovating GSK's Consumer Healthcare products. It's very energising to see products that my team developed on the shelves of supermarkets and pharmacies, and advertised on TV, backed by some great claims that are supported by excellent research.

Everywhere you look in the Consumer Healthcare business there's pride at seeing a great business flourish and move forward with industry leading sales growth – and a fantastic pipeline to follow too."

GSK Annual Review 2007 05

COMPANY PERFORMANCE

Q&A

Share prices in the sector haven't performed well, what is the outlook for GSK?

Summary

To ensure that we remain an industry leader, we are addressing the issues which face the pharmaceutical sector.

- **Investment to achieve industry leading R&D productivity.**
- **A new £1.5 billion Operational Excellence programme.**
- **A 10 per cent increase in the dividend paid to our shareholders for 2007.**
- **The largest share buy-back programme in the industry.**
- **Attracting and retaining the best employees.**

Sector challenges

After many years of sustained value creation for shareholders, the pharmaceutical sector has suffered a de-rating since the beginning of 2001. The main factor behind the de-rating is that R&D productivity, which is integral to the growth of the pharmaceutical industry, has declined. Share price valuations in the past also included more value for the longer-term potential of R&D pipelines than is currently the case.

At the same time, the level of generic competition has intensified. GSK has been able to withstand this pressure better than many of our peers because of the broad nature of our product line, a flow of new products from our pipeline and the greater protection we experience in our vaccines and Consumer Healthcare businesses.

In fact every year since the merger at the end of 2000 we have delivered increased sales, at CER, despite challenging market conditions. In financial terms, over the same period, total returns to shareholders for GSK's peer group were down 29 per cent. The total return to GSK shareholders over this period was down 15 per cent, above the performance of the peer group.

2007 – the *Avandia* factor

In 2007 GSK's share price fell by five per cent compared to an increase in the FTSE 100 index of four per cent. That was disappointing for our investors, a significant number of whom are also our employees.

We started 2007 strongly and achieved several important milestones including the launches of *Tykerb* and the FDA approval of *alli*. In the first quarter, we beat expectations and delivered EPS growth of 14 per cent. As the market received this positive news our share price outperformed most of our peers. Then, in May 2007, an article in the New England Journal of Medicine (NEJM) suggested that there may be cardiovascular risk associated with *Avandia*, our second largest product. This was followed by intense media coverage and despite our efforts to explain the entirety of the data, which did not confirm this risk, doctors were reluctant to prescribe *Avandia* for new patients without further FDA guidance.

Sales of *Avandia* dropped significantly and this had a negative impact on our share price. Following clarification from the FDA in October 2007, we now have a new approved label and can move ahead with more clarity.

Taking action to create long-term value

The Board and management continually review GSK's business strategy and the external environment with a view to achieving growth on a sustainable basis.

06 GSK Annual Review 2007

GSK share price performance 2007



£
16
15
14
13
12
11
NEJM article on Avandia
29/12/06
30/03/07
29/06/07
28/09/07
31/12/07
Source: Bloomberg Financial News
Data points: end of month

Our industry has a long-term investment cycle, driven primarily by the time it takes to develop a new pharmaceutical product – at least 10 years. The decisions taken over the last seven years that have improved R&D productivity at GSK, will still take time to have a major impact on our revenues. However, as investors become more confident in our strategy, and key pipeline products make it to the market, this will begin to be factored into our share price.

At the same time, we are very focused on taking action to enhance returns for shareholders by accelerating our efficiency programmes and returning cash to shareholders through dividends and share buy-backs. The Board approved a 10 per cent increase in its dividend for 2007 and in July, the company announced the largest share buy-back programme in the industry.

After the third quarter, we announced a significant new £1.5 billion Operational Excellence programme to improve the efficiency and productivity of our operations. This is expected to deliver annual savings of up to £700 million by 2010.

Reducing costs does not mean cutting down on talent. GSK is respected worldwide as a company where the best people can do their best work, and we continue to attract, retain and reward the brightest employees, from sales teams on the front line to the scientists who are at the forefront of discovering new therapies.





A personal perspective from



Duncan Learmouth
Senior Vice President, Corporate Communications and Community Partnerships

"It's important that our performance is considered in the context of the challenges facing the pharmaceutical sector globally.

Our strategy to deliver shareholder value is three-fold. First and foremost is our major strategic focus on improving R&D productivity. At GSK we're working hard to improve the R&D engine. It takes a long time to bring new medicines to market, but our focus on developing a healthy pipeline is already delivering promising results. In the seven years since the merger we've made excellent progress and I believe we're ahead of others in the industry.

Secondly, we continue to optimise the sales performance of our marketed products, whilst at the same time maximising the operational efficiency of the company. For example, our selling, general and administrative costs as a percentage of sales have decreased from 36 per cent in 2001 to just 30 per cent in 2007.

Thirdly, we are committed to our objective to deliver increases in dividends to drive a long-term, sustainable increase in total shareholder return."

GSK Annual Review 2007 07

RESEARCH AND DEVELOPMENT

Q&A

How is your R&D pipeline performing?

Summary

This has been a good year for our R&D team. A number of important new products and potential products moved through our pipeline and we achieved several important objectives.

- 34 key assets in phase III / registration.
- Three new chemical entities approved, and one new vaccine.
- 10 new product opportunities filed with regulators.
- Nine new phase III clinical development programmes commenced.
- Three late-stage development programmes in-licensed.

The best year for pharmaceutical R&D since the merger

2007 saw GSK's best year for R&D since the company was formed in 2000. We have undoubtedly made great strides in the last seven years – but there remains more to achieve and more benefits which we can look forward to as our investment in the pipeline delivers.

During the year, three new chemical entities and one new vaccine were approved; *Veramyst* for allergic rhinitis, *Tykerb* for breast cancer, *Altabax* for skin infections and *Cervarix* to prevent cervical cancer.

We have progressed a range of products through the pipeline, positioning us well for the future. A total of nine new phase III programmes started. These are the large scale trials where we seek to ascertain safety, and also to prove unequivocally the efficacy of the medicines before submitting them for approval.

Our initiative to in-license potential treatments continued. We brought three new late-stage programmes into the company and moved a further four into late-stage development, improving our ability to reload and sustain the pipeline we need.

By its nature, R&D carries inherent risk. We were pleased that 2007 was a year of few disappointments, with the most notable termination being that of odiparcil, to prevent blood clots. A number of product line extensions were delayed which we had hoped would gain final regulatory approval in the US, including *Lamictal XR* and *Requip XL*.

Promising progress in vaccines

We have a large and promising vaccines pipeline, with 24 projects in clinical development, including seven in phase III trials and another five filed with regulators.

Cervarix, our HPV vaccine to prevent cervical cancer, has now been approved in over 50 countries across the world. Further licensing applications have been submitted in 28 countries, including Japan. In the US, the FDA issued a Complete Response letter for *Cervarix* in December 2007. We plan to submit our response to this letter in the second quarter of 2008 and continue our discussions regarding the application with the FDA.

While *Cervarix* is perhaps our most high-profile vaccine, several other vaccines made progress during 2007. *Rotarix* for rotavirus, a disease which causes severe childhood diarrhoea, was filed in the US in June, following prior approval in over 100 countries worldwide. We also filed *Synflorix*, a vaccine to prevent pneumococcal disease, in Europe and International markets at the end of the year. Our meningitis vaccine Men-ACWY and

08 GSK Annual Review 2007

our innovative MAGE-A3 vaccine for the treatment of non small cell lung cancer both entered phase III trials in 2007.

In October 2007 we also received encouraging safety and efficacy data with our vaccine to protect against malaria, which is currently in phase II development. These results have given us the confidence to move into large scale phase III trials which are due to begin in the second half of 2008.

Adapting to the changing environment

We are responding in many ways to the challenges of R&D productivity that are faced by companies in the pharmaceutical sector. Our network of CEDDs focus skills and resources on targeted disease areas. The CEDDs create the spirit of a small R&D-led team within a very large pharmaceutical organisation and allow us to be more nimble, and therefore productive, in our approach. In 2007 we opened two new CEDDs, in Immuno-inflammation and Infectious Diseases, both of which are headed by world-class scientists.

An important element of our strategy is to access a broad diversity of thinking. One way we do this is by partnering with academic centres worldwide. In 2007, we opened our new Clinical Imaging Centre at Hammersmith Hospital in London, where research is concentrating on cancer, stroke and neurological diseases. A second key strand is to make sure that GSK is well-represented wherever the most cutting edge science is practised. In 2007, we also opened a new fully integrated research institute in China.

GSK has a very active external partnering strategy. In 2007 we entered into nine external product licensing collaborations, together with a number of other partnerships to further develop and utilise novel science and technologies in pharmaceutical and biological R&D.

We continue to actively review our therapeutic area strategies to examine all the areas in which we have a presence and prioritise those that demonstrate the most potential. We aim to derive 20 per cent of our pipeline from biopharmaceuticals by 2015 – it is around six per cent at present. We have also increased our investment in neurosciences, vaccines and oncology research.

Whilst it remains a tough challenge to discover medicines and vaccines, the level of understanding, scientific advancement and breakthrough is unprecedented. We believe that at GSK the opportunity to discover new products is now greater than ever.





A personal perspective from

Dr Jingwu Zang
Head of GSK R&D in China

"I've worked as a physician scientist in the multiple sclerosis field for over 20 years, both in Europe and the US. Five years ago, I decided to return to China – something I'd never imagined doing – because I wanted to use my international experience to contribute to scientific development in China.

I've since founded and co-founded two institutes with the Chinese Academy of Sciences and gained great experience in setting up new organisations of international standing, with the aim of connecting basic research to clinical application through cutting-edge research.

In the past two years I was approached by many pharmaceutical companies, none of which I seriously considered because I am an academic at heart and wanted to contribute to better treatments through research. Then, in March 2007, I met with Moncef Slaoui, Chairman of GSK R&D, and learnt about the unique vision to establish a fully-integrated R&D centre in China. I was really excited by this vision and wanted to be part of it.

GSK R&D in China has now grown to a team of nearly 60 staff, from all around the world, and we have started several biology programmes in multiple sclerosis and neural stem cell research. We expect to grow the team to 1,000 scientists over the next seven to eight years and I am truly excited by the great potential that R&D China will bring to the GSK mission."

GSK Annual Review 2007 09

COMMUNITY PARTNERSHIPS

Q&A

What are you doing to improve healthcare in the developing world?

Summary

GSK is an industry leader in providing access to medicines in the developing world.

- **Preferential pricing ensures that the poorest can still benefit from our treatments and vaccines.**
- **Our investment in R&D is helping to build a rich pipeline which reflects the needs of the developing world.**
- **Innovative partnerships have created breakthroughs in treatments and vaccines for neglected diseases.**
- **Community investment activities help promote education and better healthcare.**

Getting the balance right

For a commercial organisation like GSK, there is a balance to be struck between the return to shareholders and our desire to improve access to our products, particularly for patients in the developing world.

HIV/AIDS has both worsened the healthcare crisis in sub-Saharan Africa and brought it worldwide attention. Poverty means that too many are denied education or die from malnutrition and a lack of clean drinking water. The ability of a pharmaceutical company to address the healthcare problems of the developing world must be seen in this broader context.

Where we offer our anti-retrovirals (ARVs) and anti-malarials at not-for-profit prices, this is in addition to our significant community investment activities. Our Corporate Responsibility Report has more details of our efforts to improve access to medicines, in both the developing and the developed world, and information about our other community partnership programmes.

Do more, feel better, live longer

HIV/AIDS, tuberculosis and malaria are killing around 20,000 people every day. We believe that playing our part is not just the right thing to do; it is the only thing to do.

We contribute through action in four areas: preferential pricing of our ARVs, anti-malarials and vaccines; investing in R&D into diseases of the developing world; community investment activities and partnerships that foster effective healthcare; and through innovative partnerships.

Sometimes, the healthcare crisis in Africa is used by some pressure groups to attack our industry or the intellectual property (IP) system. But it is important to understand that we rely on IP to generate the funds which enabled us to invest £3.2 billion in R&D during 2007. We will continue to stress this to those who would like to see the IP environment weakened.

Without investment in R&D we will not see the much-needed new medicines and vaccines. This requires a delicate balance – which we believe we achieve – to the benefit of shareholders and patients the world over.

Preferential pricing

We have provided our vaccines at preferential prices to the developing world for over 20 years.

10 GSK Annual Review 2007

Our HIV/AIDS and malaria treatments are offered at not-for-profit prices to public sector customers and not-for-profit organisations in all the Least Developed Countries and all of sub-Saharan Africa. Including Global Fund and other eligible programmes, our not-for-profit prices are now available in around 80 countries.

Innovative partnerships

For products with no viable commercial market, such as truly neglected tropical diseases, we work in public-private partnerships. We provide the R&D, technology, manufacturing and distribution expertise while academic institutions provide research and disease area knowledge. Public sector partners, governments, or organisations such as the Gates Foundation, help fund the project and assist in getting the medicines to the people who need them. Funds are usually channelled through organisations such as the TB Alliance and the Malaria Vaccine Initiative.

These programmes have transformed R&D in neglected diseases. For example, the pipeline for malaria treatments is now the richest the world has ever seen.

We have granted voluntary licenses to allow generic manufacturers to produce their own versions of our key ARVs for HIV/AIDS. There is now global capacity to manufacture enough ARVs to meet the world's needs – the challenge is to get the medicines to the people who need them.

Community investment

January 2008 saw the 10th anniversary of our commitment to eliminate lymphatic filariasis (LF), also known as elephantiasis. To date we have reached over 130 million people, and 24 million children have been born in areas that are now LF-free.

We also currently support significant HIV/AIDS education programmes in Africa, India, China and Mexico. Each programme faces different challenges, but the importance of education among people marginalised by society is common to all.

Further community investment programmes include Personal Hygiene and Sanitation Education (PHASE), which focuses on how the simple act of washing hands can prevent diarrhoeal disease and save lives.


Want to know more
about HIV/AIDS
and treatment?
ASK ME



A personal perspective from

Justine Frain

Justine Frain
Vice President, Global Community Partnerships

"During 2007 we marked 15 years of helping communities living with HIV/AIDS.

Much of our work focuses on disease prevention and on addressing stigma and discrimination. Thankfully, the availability of anti-retroviral drugs for impoverished communities is improving, but we need to do all we can to encourage people to be tested and to take their treatment. Too many people will approach a clinic and walk around it a few times but are afraid to be seen entering. In Kenya, we are involved in a partnership where the main clinic has the capacity to treat 800 people, yet only 350 are registered for treatment despite the huge need in the local community.

Empowering people to deal with the challenges of HIV is a real step forward. An HIV positive woman risks being cast out by family and neighbours, yet somehow needs to find the confidence to challenge accepted sexual practices and to protect her child, which may include not breast feeding.

I recently met with a patient support group of 30 HIV positive people at one of our projects in Nairobi. They were sitting under a tree discussing the importance of eating well and taking tablets regularly. One girl epitomised empowerment for me. She had a real fire about her. She was determined not to be a forgotten statistic, but to make her voice heard. It was wonderful to see how our support was enabling her to live positively. She wasn't afraid to recognise her status and was determined to challenge the stigma of AIDS."

GSK Annual Review 2007 11

CEO DESIGNATE AND CHAIRMAN

Three questions for Andrew Witty

The AGM will see a new Chief Executive Officer take the reins at GSK, Andrew Witty.



Andrew Witty, CEO Designate

Can you tell us about your career so far?

I joined Glaxo in 1985 and held a variety of sales and marketing positions in the UK – from Sales Representative to Director of Pharmacy and Distribution. After a spell in our International New Products Group I moved to Johannesburg as Managing Director of Glaxo South Africa, before moving to the USA to become Vice President and General Manager, Marketing for Glaxo Wellcome. For four years I was based in Singapore as Senior Vice President, Asia Pacific.

In January 2003 I took over as President, Pharmaceuticals Europe and joined the Corporate Executive Team. In October 2007 I was delighted and honoured to be asked to succeed JP Garnier as CEO of GlaxoSmithKline.

How have you been spending your time as CEO designate?

I have been talking to stakeholders both inside and outside of the company and meeting with as many employees as possible – getting under the skin of all areas of the business is really important to me. For example, Consumer is a part of the business in which I have not spent a lot of time working directly, but the more time I spend there, the more excited I am about our capability in this area. I've also been working with JP to prepare for my new role. His support in the past few months has been invaluable and it's been a pleasure to work with him.

One thing I've really noticed as I've travelled around is the passion and energy that the people of GSK have. It's something that reassures me that we have a tremendous group of people who are ready to engage in what is a very difficult environment.

What plans do you have for the future of GSK?

It is too early for me to present my plans for the future, and I want to take advantage of the conversations I am having with stakeholders and employees before I really lock in on that.

But let me say this, the environment that we find ourselves in as a pharmaceutical company is so different from seven or eight years ago that it is almost unrecognisable, whether you look at the impact of regulators, and the way in which they have become more conservative, or the focus of society on what the pharmaceutical industry does. It will be no surprise to you that my plans will focus on engaging with this environment. I believe it will require us to concentrate on how we develop our business model and on the way we operate.

A company like GSK has a special opportunity to develop products to meet unmet medical needs. There remain significant diseases across the world, where vaccination or treatment has the potential to transform the lives of millions. To meet these needs, we have to focus on R&D productivity and this is why the redevelopment of R&D, started by JP seven years ago, is so pivotal to the future of the company. I'm committed to continuing on that journey.

We also need to make sure, that when we bring new medicines and vaccines to market, that we engage with the payers to prove value. We cannot expect them to pay for something where we have not demonstrated value. This is an area that I am particularly keen on developing further.

I am also very focused on resourcing and investing in those areas of our business that represent great growth opportunities, such as vaccines, biopharmaceuticals, oncology, our consumer business of course, and the emerging markets of the world.

Pharmaceutical companies must also continue to play their role in wider aspects of society – for example, in fighting diseases in the developing world. Access to medicine is a terrific example of where GSK continues to take a strong and sustained leadership position. The world needs companies like GSK to deliver medicines for neglected diseases, because if we do not, who will?

Our aim is clear – to ensure that GSK navigates its way through this difficult environment better than anybody else and delivers even more medicines and vaccines of value to patients in the future. That is the direction in which I want to take GlaxoSmithKline forward.

12 GSK Annual Review 2007

Chairman's letter

Dear Shareholder
2007 turned out to be a very challenging year for the company as we unexpectedly faced a severe decline in sales of *Avandia*, our second biggest product. In spite of this, I am pleased to report that the company was able to respond and deliver a very good financial performance. I am grateful to our dedicated people for their efforts and passion which contributed so much to our success. I also extend the company's thanks to you, our shareholders, for your continuing support.

The AGM sees the retirement of our Chief Executive Officer JP Garnier, who has served GSK with great style and distinction since the merger in December 2000. JP brought wit, wisdom and hugely impressive business acumen to his role. He was directly responsible for many of the innovations of the last seven years, including the introduction of our Centres of Excellence in Drug Discovery, which have transformed the way we approach R&D, and driving a renewed focus and energy behind our vaccines business. Thank you, JP, on behalf of the Board and the stakeholders of GSK.

Andrew Witty becomes our new Chief Executive Officer at the AGM. Having worked for us since 1985, Andrew is experienced, enthusiastic and well-respected both inside GSK and beyond. I have no doubt that he will ensure that GSK fulfils its rich potential, and I look forward to working alongside him.

There have been further changes in the management team in the past 12 months including the departure of David Stout. David served in many capacities, most recently as President of Pharmaceutical Operations, and I wish him every success for the future. I would also like to thank Rupert Bondy, Senior Vice President and General Counsel who will be leaving GSK at the end of March 2008. We also welcomed Professor Sir Roy Anderson to the Board as a Non-Executive Director and Andrew Witty and Chris Viehbacher as Executive Directors.

Overall, I am confident in GSK's strength as an organisation and that we have the expertise to deal with the changing environment we face.

Thank you again for your support.



Sir Christopher Gent, Chairman



Sir Christopher Gent

JP Garnier, CEO 2000 - 2008



Laying the foundation stone to extend the flu vaccine site in Dresden, Germany.



Meeting employees at the Notre-Dame de Bondeville GMS site, France.



Presenting at the *Pediarix* vaccine launch, Nashville.



Opening of the Clinical Imaging Centre, Hammersmith Hospital, London.



Conducting a royal visit to the GSK Biologicals site at Wavre, Belgium.



Visiting a lymphatic filariasis programme in Ghana.



Breaking ground at the new state of the art data centre, Pennsylvania.



Meeting President Bush to discuss pandemic flu vaccination.

GSK Annual Review 2007 13

FOCUS ON OUR PIPELINE

Key late stage pipeline compounds

GSK has a full and diverse pipeline, comprising 157 projects in clinical development of which 118 are new chemical entities or new vaccines. Our significant late stage projects are highlighted here, comprising both new chemical entities and new combinations and formulations of existing assets.

From molecule to medicine

The journey from molecule to medicine is long and challenging. Once we have completed computer and laboratory testing and are confident that we have a potentially active molecule that may impact a disease, we move into clinical studies. This process follows a series of tightly-controlled stages, or phases, with the safety of patients paramount at all times.

Key:

Phase III ❸

Phase III trials gather further information on the safety of a potential new medicine or vaccine (which we also test in Phase I and Phase II trials) and prove its efficacy.

Filed Ⓕ

Following a successful Phase III trial, we file the product for approval by the regulatory authorities.

Approval Ⓐ

Only when approval is granted can we begin to market the medicine or vaccine.

You can view our full pipeline on our website **www.gsk.com**

Therapeutic area		Compound
	Cardiovascular and metabolic	*Arixtra*
		Avandamet XR
		Avandia + simvastatin
		Coreg CR† + ACE inhibitor
		Volibris (ambrisentan)†
	Infectious Diseases	*Altabax*
	Musculoskeletal, Inflammation, GI & Urology	*Avodart*
		Avodart + alpha blocker
		belimumab†
		Bosatria
		Entereg/Entrareg†
		ofatumumab†
	Neurosciences	*Lamictal XR*
		Lunivia†
		ReQuip Modutab/XL†
		rosiglitazone XR
		Treximet†
		1838262 (XP13512)†
	Oncology	*Armala* (pazopanib)
		elesclomol†
		ofatumumab†
		Promacta/Revolade†
		Rezonic/Zunrisa (casopitant)
		Tykerb + *Armala*
		Tykerb/Tyverb
	Respiratory	*Avamys/Veramyst*
	Vaccines	*Cervarix*†
		Flu pandemic/pre pandemic
		Hib-MenCY-TT
		MAGE-A3
		MenACWY-TT
		New generation flu vaccine
		Synflorix

Includes 2007 launches, most advanced status shown.

† In-license or other alliance relationship with third party.

Brand names appearing in italics are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of *Entereg*, a trademark of Adolor Corporation in the USA, which is used in certain countries under licence by the Group.

14 GSK Annual Review 2007

Indication	Phase 3	Filed	Approved
Treatment of acute coronary syndrome			A
Type 2 diabetes – extended release	3		
Type 2 diabetes	3		
Hypertension – fixed dose combination	3		
Pulmonary arterial hypertension		F	
Bacterial skin infection			A
Reduction in the risk of prostate cancer	3		
Benign prostatic hyperplasia – fixed dose combination	3		
Systemic lupus erythematosus	3		
Hypereosinophilic syndrome	3		
1. Post operative ileus		F	
2. Opioid-induced bowel dysfunction	3		
Rheumatoid arthritis	3		
Epilepsy – partial generalised tonic-clonic seizures, once-daily		F	
Sleep disorders		F	
Parkinson's disease – once-daily controlled release formulation			A
Alzheimer's disease	3		
Migraine – fixed dose combination		F	
Restless legs syndrome	3		
Renal cell cancer and inflammatory breast cancer	3		
Metastatic melanoma	3		
1. Refractory chronic lymphocytic leukemia	3		
2. Refractory follicular lymphoma	3		
1. Short-term idiopathic thrombocytopenia		F	
2. Hepatitis C associated thrombocytopenia	3		
Chemotherapy-induced & postoperative nausea & vomiting	3		
Inflammatory breast cancer	3		
1. Breast cancer			A
2. Head & neck cancers	3		
Allergic rhinitis			A
Human papilloma virus infection prophylaxis			A
Pandemic influenza prophylaxis		F	
Neisseria meningitis groups C & Y disease & *Haemophilus influenzae* type b disease prophylaxis	3		
Treatment of non-small cell lung cancer	3		
Neisseria meningitis groups A, C, W & Y disease prophylaxis	3		
Seasonal influenza prophylaxis for the elderly	3		
Streptococcus pneumoniae & non-typable *Haemophilus influenzae* disease prophylaxis for children		F	

GSK Annual Review 2007 15

PERFORMANCE OVERVIEW GSKs performance is driven by our strategyKey performance indicators Turnover, business performance* earnings per share growth and total shareholder returnTurnover bn CER growth % 2007 22.7 2 2006 23.2 9 2005 21.7 7 Business performance* earnings per share pence CER growth % 2007 99.1 10 2006 95.5 19 2005 82.6 18 For further information visit www.gsk.com/investors 75 100 125 150 175 01/01/05 31/12/05 31/12/06 31/12/07 GSK Total Return Index GSK Pharma Peers Return Index FTSE 100 Total Return Index Total shareholder return 12 11 13 14 15 16 45 40 50 55 60 65 01/01/05 31/12/05 31/12/06 31/12/07 UK share price () US ADR price (US$) Share price US$ At 22 February 2008, the share price was 11.10/$44.20 per ADROptimising the performance of marketed products Both the Pharmaceutical and Consumer Healthcare businesses focus on ways to improve the return from the Groups intellectual property by maximising sales of key products. GSKs activities include: achieving worldwide sales force excellence achieving Pharmaceutical and Consumer Healthcare marketing excellence maintaining the highest ethical standards improving the cost-effectiveness of operations Delivering our product pipeline for patients GSK aims to create the best product pipeline in the industry for the benefi t of society. This includes developing a focused strategy to support the pipeline and manage the full life cycle of compounds from launch as prescription medicines through to potentially becoming over-the-counter products. GSK measures RD productivity by the number and level of innovation of the products it creates, and by the ability to address unmet patient needs. Being the best place for the best people to do their best work GSK is committed to creating the best place for the best people to do their best work by: recruiting and developing the best people in the industry supporting a culture of high reward for high performance ensuring good communication and employee involvement maintaining a diverse and healthy workforce Improving access to medicines GSK is fi nding innovative ways to bring medicines, vaccines and health education to patients in all countries, including those suffering from epidemics and neglected diseases. Strategy Maximising total shareholder return (TSR) GSK continues to work to maximise TSR through EPS growth, dividend increases and share repurchases. * The calculation of business performance is described on page 18.

Key developments in 2007

- Group turnover was £22.7 billion, up 2% at constant exchange rates compared with 2006
- Top ten Pharmaceutical products:
  Seretide/Advair £3,499 million, up 10%
  Vaccines products £1,993 million, up 20%
  Avandia products £1,219 million, down 22%
  Lamictal £1,097 million, up 18%
  Valtrex £934 million, up 18%
  Imigran/Imitrex £685 million, up 3%
  Flixotide/Flovent £621 million, down 1%
  Coreg £587 million, down 18%
  Seroxat/Paxil £553 million, down 6%
  Augmentin £530 million, down 6%
- Other key pharmaceutical growth drivers, *Arixtra*, *Avodart*, *Boniva* and *Requip* delivered combined sales of £892 million (up 47%)
- Top five Consumer Healthcare products:
  Lucozade £347 million, up 16%
  Aquafresh £308 million, up 12%
  Sensodyne £293 million, up 16%
  Panadol £262 million, up 14%
  Horlicks £174 million, up 12%
- The launch of *alli* in the USA in June was very successful, with sales of £150 million achieved
- Business performance operating margin improved by 1.3 percentage points to 34.9% of turnover

- In February 2008, GSK had 157 pharmaceutical and vaccine projects in clinical development, compared with 158 in February 2007
- 34 major product opportunities were in phase III development or registration including:
  elesclomol (metastatic melanoma)
  Entereg (post-operative ileus)
  H5N1 (pandemic flu vaccine)
  ofatumumab (rheumatoid arthritis)
  Promacta (thrombocytopenia)
  Rezonic (chemotherapy-induced nausea and vomiting)
  Synflorix (S. pneumonia and non-typeable Haemophilus influenzae)
  Tykerb + *Armala* (inflammatory breast cancer)
- Late stage projects terminated included odiparcil for prevention of blood clots

- The Group carries out a global leadership survey of over 10,000 managers every two years
- The last survey in 2006 showed a strong commitment to performance with integrity
- Management has been working since then on addressing the areas for improvement
- The Group is committed to encouraging diversity amongst its employees and in 2007 37% of the global management population was female (2006 – 36%)

- Global community investment was valued at £282 million, 3.8% of total profit before tax
- The lymphatic filariasis elimination programme continued with another 150 million albendazole treatments donated, making almost 750 million treatments in total
- GSK shipped 13 million *Combivir* tablets and 72 million *Epivir* tablets to developing countries at not-for-profit prices. Approximately 183 million tablets were supplied by generic manufacturers licensed by GSK
- Other international humanitarian product donations totalled £16 million

- Business performance EPS was 99.1p, up 10% CER
- Total EPS was 94.4p, up 5% CER
- Dividend declared for 2007 of 53p, up 10%
- A new share buy-back programme of £12 billion over two years was announced in July, of which £2.5 billion was spent in 2007 and a further £6 billion is expected in 2008

GSK Annual Review 2007 17

BUSINESS OPERATING REVIEW

GSK delivers good 2007 performance

Pharmaceuticals

GSK's Pharmaceutical turnover in 2007 was in line with 2006 as high-value growth products were offset by lower *Avandia* sales and US generic competition to *Coreg IR*, *Flonase*, *Wellbutrin XL* and *Zofran*. High-value growth products included *Seretide/Advair*, vaccines, *Lamictal*, *Valtrex*, *Requip*, *Avodart* and *Boniva*.

GSK continues to be a global leader in respiratory pharmaceuticals with sales of its three key products, *Seretide/Advair*, *Flixotide/Flovent* and *Serevent* amounting to £4.4 billion, up 8%. Total sales of *Seretide/Advair*, for asthma and COPD, rose 10% to £3.5 billion. Sales in the USA grew 9% to £1.9 billion, in Europe, grew 9% to £1.2 billion and in International markets, grew 23% to £372 million, enhanced by its launch in Japan in June.

Market share by value for *Seretide/Advair*

Sep 07	29%	Europe
Sep 06	29%	Europe
Sep 07	31%	US
Sep 06	33%	US

Seretide/Advair market share by value in the anti-asthma and COPD therapy class was 29% in Europe and 31% in the USA.

Central nervous system sales decreased 2% to £3.3 billion. Sales decreased in the USA and Europe, reflecting generic competition for *Seroxat/Paxil*. Total *Wellbutrin* sales declined 37% to £529 million, owing to US generic competition. Sales of *Lamictal*, for the treatment of epilepsy and bipolar disorder, grew 18% to £1.1 billion, driven by sales in the USA which increased 26% to £892 million.

Sales of *Requip*, for Parkinson's disease and Restless Legs Syndrome grew 36% to £346 million. *Requip XL*, a new once-daily formulation for Parkinson's disease, has now been approved in 13 European countries and launched in seven markets.

Within Antivirals, sales of HIV products were £1.4 billion, down 1%. Competition to older products, *Combivir* and *Epivir*, was largely offset by strong sales growth of new products, *Epzicom/Kivexa*, which grew 39% to £324 million and *Lexiva/Agenerase* up 13% to £141 million. Sales of *Valtrex*, for herpes, rose 18% to £934 million, with the USA up 20% to £668 million, Europe up 9% to £120 million and International up 13% to £146 million. Sales of *Relenza*, an antiviral treatment for flu, were £262 million (2006 – £91 million), driven primarily by one-off government orders for stockpiling against a possible flu pandemic.

Sales of the *Avandia* product group, for type 2 diabetes, declined 22% to £1.2 billion. In the USA sales fell 29% to £780 million, following publication of an article in the New England Journal of Medicine, which suggested that there may be cardiovascular risk associated with *Avandia*. Despite GSK's efforts, doctors became reluctant to start new patients on *Avandia* without further guidance from the FDA. Following clarification from the FDA in October, there is now a new approved label for *Avandia*. In 2007 sales in Europe grew 4% to £227 million, but declined 7% to £212 million in International markets.

GSK recorded a £161 million share of co-promotion income for *Boniva/Bonviva*, a once-monthly oral treatment of postmenopausal osteoporosis.

Vaccine sales increased 20% to £2.0 billion, with good performances in all regions: Sales of hepatitis vaccines grew 14% to £529 million, driven by US growth of 33%. *Infanrix/Pediarix* grew 9% to £543 million, again driven by US growth of 23%. Sales of the new two-dose vaccine, *Rotarix*, to prevent rotavirus gastroenteritis, doubled to £91 million, with strong growth in both Europe and International. Sales of *Cervarix*, GSK's vaccine to prevent cervical cancer, were £10 million. It has been approved in over 50 countries and licensing applications have been submitted in 28 countries including Japan, GSK's pre-pandemic influenza vaccine achieved sales of £146 million. Discussions regarding further orders continue with a number of governments.

In Cardiovascular and urogenital, sales of *Coreg*, for heart disease, fell 18% to £587 million, following the introduction of US generic competition. Sales of *Coreg CR*, which was launched in March 2007, were £88 million. *Avodart* for enlarged prostate, continued to perform strongly with sales up 38% to £285 million.

Anti-bacterial sales declined 1% to £1,330 million reflecting generic competition in all regions. In Oncology and emesis *Tykerb* achieved sales of £51 million in its first year; £36 million in the USA following its launch in March. Sales of *Zofran* declined 77% to £196 million, reflecting generic competition.

Competition

The pharmaceutical industry is highly competitive. GSK's principal competitors range from small to large pharmaceutical companies, often with substantial resources. Pharmaceuticals may be subject to competition from other products during the period of patent protection and, once off patent, from generic versions. Following the loss of patent protection, generic products rapidly capture a large share of the market. For further details, please see 'Products and Competition' on pages 32 to 35 in the Annual Report 2007.

Pharmaceutical turnover by therapeutic area:

	2007 £m	2006 £m	Growth CER %
Respiratory	**5,032**	4,995	5
Central nervous system	**3,348**	3,642	(2)
Antivirals	**3,028**	2,827	13
Metabolic	**1,514**	1,875	(15)
Vaccines	**1,993**	1,692	20
Cardiovascular and urogenital	**1,554**	1,636	–
Antibacterials	**1,330**	1,369	(1)
Oncology and emesis	**477**	1,069	(54)
Other	**957**	973	1
	19,233	20,078	–

Presentation

Management reports business performance, a non-IFRS measure which excludes costs relating to the new Operational Excellence programme, which commenced in October 2007, as it believes this provides a more useful indication of the performance of the Group.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

18 GSK Annual Review 2007

Business operating review continued

5 pence increase in dividend resulting in 53 pence per share for the year

Consumer Healthcare sales
Consumer Healthcare sales recorded growth of 14% to £3,483 million. Over-the-counter sales grew 20% to £1.7 billion, with *Panadol* up 14% to £262 million and *alli*, GSK's weight management product, achieving sales of £150 million, since its US launch in June. Oral care sales increased 8% to over £1 billion, helped by the success of the new *Aquafresh White Trays* and *Sensodyne Pronamel*. Nutritional healthcare sales grew 9% to £716 million with *Lucozade* growing 16% to £347 million and *Horlicks* 12% to £174 million. *Ribena* sales were down 7% to £156 million.

Operational Excellence
GSK announced in October 2007 a significant new £1.5 billion Operational Excellence programme to improve the effectiveness and productivity of its operations. This new programme is expected to deliver annual pre-tax savings of £700 million by 2010. GSK has introduced a 3-column approach to the income statement. In order to illustrate underlying business performance, a supplemental non-IFRS measure which is the primary performance measure used by management, restructuring costs relating to the new Operational Excellence programme and significant acquisitions are identified separately and are excluded from business performance. Management believes that exclusion of these items provides a more useful indication of the performance of the Group.

Operating profit – business performance
Business performance operating profit of £7,931 million increased by 8% in CER terms compared with 2006 and was above turnover growth of 2% in CER terms, reflecting lower SG&A and R&D costs and higher other operating income.

Operating profit – total
Total operating profit, including restructuring costs of £338 million, was £7,593 million and total EPS was 94.4 pence.

Taxation
The charge for taxation on total profit amounting to £2,142 million represents an effective tax rate of 28.7% (2006 – 29.5%). The charge for taxation on business performance profit, amounting to £2,219 million, represents an effective tax rate of 28.5% (2006 – 29.5%).

The Group's main open tax issues are in the UK, USA, Canada and Japan. See Note 14 to the financial statements, 'Taxation', in the Annual Report 2007 for further details.

Earnings per share
Total results including restructuring costs related to the new Operational Excellence programme produced a basic EPS of 94.4p compared with 95.5p in 2006. This was a 5% increase in CER terms compared with 2006, but a 1% decline in sterling terms. Business performance earnings per share were 99.1p, up 10%.

Dividend
The Board has declared a fourth interim dividend of 16 pence per share, resulting in a dividend for the year of 53 pence per share, a 5 pence increase over the dividend of 48 pence for 2006.

Share buy-back programme
In July 2007, GSK announced an increased share buy-back programme to £12 billion, a £7.7 billion increase compared with continuation of the existing programme. The new programme is expected to be completed over a two year period. In 2007, £3,537 million of the shares were repurchased and held as Treasury shares and a further £213 million were purchased for cancellation.

Cash flow
The net cash inflow from operating activities after taxation paid was £6,161 million, an increase of £1,804 million over 2006. Free cash flow was £3,857 million, an increase of 47% over 2006, principally reflecting the impact of the US tax settlement in 2006, partly offset by higher levels of capital expenditure.

From July 2007 onwards, GSK tightened its criteria for holding cash equivalents and liquid investments in response to the credit crisis. GSK has suffered no loss of principal as a result of this crisis.

2008 outlook
Sales growth of existing products and launches of new products are key drivers of GSK's business. The sales growth from key products such as *Seretide/Advair*, vaccines, *Valtrex* and the high potential products, *Avodart*, *Arixtra* and *Boniva* is expected to continue in 2008. Sales growth is also expected from newer products *Lovaza*, *Cervarix*, *Tykerb/Tyverb*, *Rotarix*, *Veramyst/Avamys* and *Altabax/Altargo*. Sales growth of *Avandia*, GSK's product for diabetes, has been adversely impacted following publication in May 2007 of a meta-analysis. GSK expects a sustained flow of new products in the next two years. Thirteen new product opportunities are currently filed with regulators; these include *Promacta* (USA), *Rotarix* (USA), *Treximet* (USA) and *Synflorix* (EU and International). GSK currently has 34 key assets in phase III development/registration.

In its published earnings guidance for 2008 GSK expects that the impact of lower *Avandia* sales, together with increased generic competition, will lead to a mid-single digit percentage decline in business performance EPS, at constant exchange rates.

Legal proceedings
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, antitrust and governmental investigations and related private litigation. See Note 44 to the financial statements, 'Legal proceedings', in the Annual Report 2007 for a discussion of proceedings and investigations in which the Group is involved.

GSK Annual Review 2007 19

THE BOARD AND CORPORATE EXECUTIVE TEAM

The Board


Sir Christopher Gent


Dr Jean-Pierre Garnier


Andrew Witty


Professor Anderson


Dr Stephanie Burns


Lawrence Culp


Sir Crispin Davis


Julian Heslop


Sir Deryck Maughan


Dr Daniel Podolsky


Sir Ian Prosser


Dr Ronaldo Schmitz


Dr Moncef Slaoui


Tom de Swaan


Chris Viehbacher


Sir Robert Wilson

Sir Christopher Gent (Aged 59) Appointed on 1st June 2004. Chairman. Sir Christopher was the Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc., a Non-Executive Director of Ferrari S.p.A., a member of KPMG's Chairman's Advisory Group, a Senior Adviser at Bain & Co. and a member of the advisory board of Reform.

Dr Jean-Pierre Garnier (Aged 60) Appointed on 23rd May 2000. Retiring on 21st May 2008. Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Overseers of the Weill Cornell Medical College.

Andrew Witty (Aged 43) Appointed on 31st January 2008. CEO Designate. He will succeed Dr Garnier on 21st May 2008. Mr Witty joined the Group in 1985 and has held senior positions in Asia, Africa, Europe and the USA. In January 2003 he was appointed President, Pharmaceuticals Europe. He has served as a board member of the Singapore Economic Development Board. He is a member of the INSEAD UK Council, a Director of the Office for Strategic Coordination of Health Research, sits on the Imperial College Commercialisation Advisory Board and is a member of the Health Innovation Council in the UK.

Professor Sir Roy Anderson (Aged 60) Appointed on 1st October 2007. Non-Executive Director. Professor Anderson is the Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London and until September 2007, was the Chief Scientific Adviser at the Ministry of Defence in the UK. He will become Rector of Imperial College in July 2008.

Dr Stephanie Burns (Aged 53) Appointed on 12th February 2007. Non-Executive Director. Dr Burns is Chairman, President and Chief Executive Officer of Dow Corning Corporation. She is also a member of the American Chemical Society and sits on the Executive Committee of the Society of Chemical Industry, America Section, serves on the Board of Directors of the American Chemistry Council, and on the Board of Directors for the Society for Women's Health Research. Dr Burns holds a PhD in organic chemistry from Iowa State University.

Lawrence Culp (Aged 44) Appointed on 1st July 2003. Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 58) Appointed on 1st July 2003. Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Julian Heslop (Aged 54) Appointed on 1st April 2005. Chief Financial Officer. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001 he was appointed Senior Vice President, Operations Controller. Prior to joining the Group he held senior finance roles at Grand Metropolitan.

Sir Deryck Maughan (Aged 60) Appointed on 1st June 2004. Non-Executive Director. Sir Deryck is a Managing Director of Kohlberg Kravis Roberts & Co. He was formerly Chairman and CEO of Citigroup International and of Salomon Brothers Inc. He is a Non-Executive Director of Reuters Group plc and BlackRock Inc.

Dr Daniel Podolsky (Aged 54) Appointed on 1st July 2006. Non-Executive Director. Dr Podolsky is Mallinckrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School as well as Chief Academic Officer of Partners HealthCare System. He is also Chairman of the Board and Scientific Co-Founder of the GI Company.

Sir Ian Prosser (Aged 64) Appointed on 23rd May 2000. Senior Independent Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Deputy Chairman of BP plc, a Non-Executive Director of Sara Lee Corporation and a member of the CBI President's Committee.

Dr Ronaldo Schmitz (Aged 69) Appointed on 23rd May 2000. Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc, a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation and of the Supervisory Board of SICK AG.

Dr Moncef Slaoui (Aged 48) Appointed on 17th May 2006. Chairman, Research & Development. Dr Slaoui joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline. He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.

Tom de Swaan (Aged 61) Appointed on 1st January 2006. Non-Executive Director. Mr de Swaan was a member of the Managing Board and Chief Financial Officer of ABN AMRO until January 2006. He is a member of the Board of Directors of Zurich Financial Services and Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold, a member of the Supervisory Boards of Royal DSM and of Corporate Express, and Vice Chairman of the Supervisory Board of VanLanschot Bankiers.

Christopher Viehbacher (Aged 47) Appointed on 31st January 2008. President, US Pharmaceuticals. Mr Viehbacher joined the group in 1988 and has held a variety of senior positions in Europe and Canada. He was appointed President, US Pharmaceuticals in January 2003. He served on the European Commission approved G10 working group to restore the competitiveness of the EU Pharmaceutical industry. He is a board member of PhRMA, the CEO Roundtable on Cancer and Research!America.

Sir Robert Wilson (Aged 64) Appointed on 1st November 2003. Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and The Economist Group and was previously Executive Chairman of Rio Tinto.

Details of membership of the Board Committees may be found on page 25.

20 GSK Annual Review 2007

The Corporate Executive Team


JP Garnier


Andrew Witty


Rupert Bondy


John Clarke


Marc Dunoyer


Eddie Gray


Russell Greig


Julian Heslop


Duncan Learmouth


Bill Louv


Dan Phelan


David Pulman


Moncef Slaoui


Chris Viehbacher

JP Garnier Chief Executive Officer. As Chief Executive Officer, JP is responsible for the management of the Group. He oversees all operational aspects of the Group, including establishing policies, objectives and initiatives, and he directs long-term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

Andrew Witty CEO Designate. Andrew was appointed CEO Designate in October 2007, and will succeed JP Garnier as CEO May 2008. Andrew joined Glaxo UK in 1985. During his career with the company he has held the roles of Vice President and General Manager, Marketing for Glaxo Wellcome Inc., in the US, and Senior Vice President, Asia Pacific. He was appointed President, Pharmaceuticals Europe for GlaxoSmithKline in January 2003.

Rupert Bondy Senior Vice President and General Counsel. Rupert is responsible for legal matters across the Group, together with environment, health and safety issues and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995. He will leave GSK in March 2008.

John Clarke President, Consumer Healthcare. John is responsible for the Consumer Healthcare business which produces oral care, over-the-counter and nutritional healthcare products. He joined Beecham in 1976 and was the President of the Future Group before his current appointment in January 2006.

Marc Dunoyer President, Pharmaceuticals Japan. Marc was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan until his current appointment.

Eddie Gray President, Pharmaceuticals Europe. Eddie became responsible for the Group's operations in Europe in January 2008. He joined Beecham in 1988 and, prior to his current appointment, was Senior Vice President and General Manager, Pharmaceuticals UK.

Russell Greig President, Pharmaceuticals International. Russell leads the pharmaceutical operations outside the US, Japan and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Julian Heslop Chief Financial Officer. Julian became Chief Financial Officer on 1 April 2005. As head of the finance function he is responsible for activities such as financial reporting and control, tax and treasury, finance systems, internal audit, insurance and real estate. He joined Glaxo Wellcome as Financial Controller in April 1998.

Duncan Learmouth Senior Vice President, Corporate Communications and Community Partnerships. Duncan is responsible for the Group's investor relations, internal and external communications, its image and partnerships with global communities. He joined Glaxo in 1991 and was Vice President, Global Investor Relations, before appointment to his current position in July 2006.

Bill Louv Chief Information Officer. Bill succeeded Ford Calhoun as Chief Information Officer on 31 January 2007. He is responsible for information technology, a global function that enables key business processes across all parts of the Group. Bill joined the Group in 1994, and has held a number of increasingly senior roles in IT, including for US Pharmaceuticals and GSK's R&D functions.

Dan Phelan Senior Vice President, Human Resources. Dan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981.

David Pulman President, Global Manufacturing and Supply. David is responsible for the Global Manufacturing and Supply organisation and Global Procurement. He trained as a microbiologist and joined Glaxo in 1978. He has broad experience of manufacturing operations having previously lead the Primary Supply, European manufacturing, North American manufacturing, Global Logistics and Manufacturing Strategy organisations.

Moncef Slaoui Chairman, Research & Development. Moncef leads the Group's complex drug discovery and development activities. He joined the Group in 1988 and was Senior Vice President, Worldwide Business Development until his current appointment in June 2006.

Chris Viehbacher President, US Pharmaceuticals. Chris is responsible for US Pharmaceuticals. He joined Wellcome in 1988 and was responsible for GSK's European Pharmaceuticals business before his current appointment in 2003.

Other members
Ford Calhoun retired as Chief Information Officer on 31st January 2007. David Stout left the Group in February 2008. Bob Ingram continues to act as a special consultant to the Group and attends CET meetings in that capacity.

GSK Annual Review 2007 21

SUMMARY REMUNERATION REPORT

Summary Remuneration Report

Introduction

The Summary Remuneration Report sets out the annual remuneration of the Board earned in 2007, together with any gains made under long-term incentive arrangements. It also describes the background and outlines the Group's remuneration policy, together with the performance graph required by the Directors' Remuneration Report Regulations 2002 (the Regulations).

The Remuneration Committee (the Committee) is responsible for making recommendations to the Board on the company's remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executive Directors and members of the CET (Executives). The members of the Committee are set out on page 25.

The Committee has developed the remuneration policy to align executive remuneration with the interests of shareholders whilst meeting the imperative of recruiting and retaining the executive talent essential to the leadership of the company.

The company has announced the appointment of its new CEO, effective May 2008. A dialogue has begun, with the purpose of reviewing the alignment of the remuneration structure with the new business priorities set by the new CEO. This may lead to changes being considered over the coming year.

The Chairman of the Remuneration Committee continues to have regular dialogue with institutional investors regarding GSK's remuneration policy.

Deloitte & Touche LLP have been appointed by the Committee to provide it with independent advice on executive remuneration.

Remuneration policy

Principles

The policy for GSK is designed to secure outstanding executive talent, and to provide pay for performance and only for performance, within a transparent and robust governance structure.

GSK's policy is based on the following key principles:

- the remuneration structure must support the business in a very competitive market place;
- UK shareholder guidelines will be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders;
- global pharmaceutical companies are the primary pay comparator group;
- performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies;
- a high proportion of the total remuneration opportunity will be based on performance-related remuneration, which will be delivered over the medium-term to long-term; and
- no ex-gratia payments will be made.

Overall, the policy is intended to provide median total remuneration for median performance with the opportunity to earn upper quartile total remuneration for exceptional performance. Poor performance will result in total remuneration significantly below the pay comparator group median.

This strong alignment with performance is demonstrably in the interests of shareholders and provides the Executives with unambiguous signals about the importance of delivering success to the company's shareholders.

Commitment

The Committee will apply this policy in a consistent and transparent way. Any significant change will be discussed with shareholders in advance of implementation.

Pay and performance comparators

The following table sets out the companies used for pay and performance comparison:

Company	Country	Market Capitalisation 31.12.07 £m
Abbott Laboratories	US	45,822
Amgen	US	25,322
AstraZeneca	UK	32,549
Bristol-Myers Squibb	US	26,486
Eli Lilly	US	31,955
GlaxoSmithKline	**UK**	**70,452**
Johnson & Johnson	US	96,264
Merck	US	63,509
Novartis	Switzerland	74,112
Pfizer	US	80,550
Roche Holdings	Switzerland	63,543
Sanofi-Aventis	France	65,724
Schering-Plough	US	21,854
Takeda Pharmaceutical Company*	Japan	25,196
Wyeth	US	31,944

*only included for performance comparison

GSK's executive remuneration consists of the following components:

Base salary

Base salaries are set by reference to the median for the relevant market. For executives this is the pharmaceutical pay comparator group. Base salary is the only element of remuneration that is fixed.

Annual bonus

All annual cash bonuses are determined on the basis of a formal review of annual performance against relevant stretching financial targets and are subject to detailed assessment of individual, business unit and Group achievements against objectives.

The Committee took into account the company's success in achieving these targets, as well as individual Executives' performance, when determining the bonus awards for 2007.

Looking forward, to drive the necessary changes through the business, the Committee may set additional targets with associated bonuses for the achievement of specific operational goals. Any incremental bonus will be in the form of GSK shares deferred for a period and will not exceed 100% of salary.

Long-term incentives

The remuneration policy provides that annual long-term incentive awards will normally be made up of a performance share award and a share option award. The remuneration policy places greater emphasis on the use of performance shares rather than share options.

22 GSK Annual Review 2007

Summary Remuneration Report continued

The Committee has considered which performance conditions should be applied to the long-term incentives. The Committee concluded that it was appropriate to measure performance using a combination of absolute financial results (based on earnings per share – EPS) and the delivery of superior value to shareholders (based on Total Shareholder Return – TSR) measured against the comparator group.

For the Executives, the level of performance shares vesting is based on the company's TSR relative to the performance comparator group over a three-year measurement period. The performance share awards granted in February 2008 vest in accordance with the graph below.


GSK TSR Ranking
Maximum
100%
80%
60%
50%
Threshold
35%
0%
Vesting percentage
14th
8th
7th
6th
4th
2nd
Median

The performance conditions applying to the share options granted to the Executives are linked to the achievement of compound annual EPS growth in excess of the Retail Prices Index (RPI) measured over a three-year performance period.

When setting EPS targets, the Committee considers the company's internal projections and analysts' forecasts for GSK's EPS performance, as well as analysts' forecasts for the pharmaceutical industry.

Vesting of share options granted in February 2008 increases on a straight-line basis for EPS performance between the hurdles as set out in the graph below.


EPS Target
Exceptional
100%
Superior
Baseline
Threshold
50%
0%
Vesting percentage
RPI+3% p.a.
RPI+4% p.a.
RPI+5% p.a.
RPI+6% p.a.

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

The performance criteria relating to performance shares and share options granted prior to 2008 are given in the Annual Report 2007.

Performance periods ended 31 December 2007

The performance share awards for the Executive Directors (excluding Dr Slaoui), over the performance period ended 31 December 2007, vested in part (38.47%) because GSK's relative TSR performance placed the company above the median of the comparator group.

The awards made to other senior executives in 2004, including Dr Slaoui, were dependent in part on TSR performance and in part on EPS performance. The TSR portion vested in part and the EPS portion vested in full.

The share options granted in 2004 to the Executives vested in full.

Pensions

The Executives participate in GSK senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for executives in the country in which the Executives are likely to retire. Benefits are normally payable at age 60.

Executive Director terms and conditions

The policy regarding the Executive Directors' contracts was the subject of extensive review and change during 2003. This resulted in a new framework for contracts for Executive Directors appointed since then.

In the event of early termination by the company, Dr Garnier , who will retire from the Board in May 2008, would receive a cash sum equivalent to the total of his annual salary, on target bonus and pension contributions for the balance of his twelve month notice period.

TSR performance graph

The graph below sets out the performance of the company relative to the FTSE 100 index of which the company is a constituent and to the performance comparator group. It has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the incentive plans.


TSR Performance
200
175
150
125
100
75
31/12/02
31/12/03
31/12/04
31/12/05
31/12/06
31/12/07
GlaxoSmithKline Total Return Index
GlaxoSmithKline Pharma Peers Return Index
FTSE 100 Total Return Index

GSK Annual Review 2007 23

Summary Remuneration Report continued

Annual remuneration

Directors of GSK	2007 Fees and salary 000	2007 Other benefits 000	2007 Annual bonus 000	2007 Total annual remuneration 000	2006 Fees and salary 000	2006 Other benefits 000	2006 Annual bonus 000	2006 Total annual remuneration 000
Executive Directors								
Dr JP Garnier	$1,810	$1,516	$2,709	**$6,035**	$1,700	$633	$3,080	$5,413
Dr M Slaoui	$701	$321	$843	**$1,865**	$370	$317	$497	$1,184
Mr J Heslop	£438	£16	£410	**£864**	£380	£31	£437	£848
Non-Executive Directors								
Prof Sir Roy Anderson	£23	–	–	**£23**	–	–	–	–
Sir Crispin Davis	£70	–	–	**£70**	£70	–	–	£70
Sir Christopher Gent	£575	£1	–	**£576**	£500	£1	–	£501
Sir Ian Prosser	£95	–	–	**£95**	£95	–	–	£95
Dr R Schmitz	£70	–	–	**£70**	£90	–	–	£90
Mr T de Swaan	£100	–	–	**£100**	£70	–	–	£70
Sir Robert Wilson	£90	–	–	**£90**	£90	–	–	£90
Dr S Burns	$124	–	–	**$124**	–	–	–	–
Mr L Culp	$127	–	–	**$127**	$136	–	–	$136
Sir Deryck Maughan	$136	–	–	**$136**	$136	–	–	$136
Dr D Podolsky	$191	–	–	**$191**	$100	–	–	$100
Former Directors								
Mr J Coombe	–	£69	–	**£69**	–	£22	–	£22
Dr M Barzach	£56	–	–	**£56**	£57	–	–	£57
Sir Richard Sykes	–	£1	–	**£1**	–	£1	–	£1
Dr T Yamada	–	$250	–	**$250**	$428	$493	$281	$1,202
Dr L Shapiro	$85	–	–	**$85**	$144	$11	–	$155
Total remuneration	£3,104	£1,131	£2,186	**£6,421**	£2,982	£841	£2,523	£6,346
Analysed as:								
Executive Directors	£1,693	£935	£2,186	**£4,814**	£1,499	£545	£2,371	£4,415
Non-Executive Directors	£1,312	£1	–	**£1,313**	£1,116	£1	–	£1,117
Former Directors	£99	£195	–	**£294**	£367	£295	£152	£814
Total remuneration	£3,104	£1,131	£2,186	**£6,421**	£2,982	£841	£2,523	£6,346

Remuneration for Directors on the US payroll is reported in Dollars. Dollar amounts are included in the totals based on conversion to Sterling at the average exchange rates for each year.

Following the merger, and in order to encourage employees to convert their non savings related options, held over Glaxo Wellcome or SmithKline Beecham shares or ADSs, for options over GlaxoSmithKline shares or ADSs, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), is only payable when the new option is exercised or lapses above market value. During the year, Dr Garnier received $1,132,994 (2006 – $192,639), in EOI payments as a result of exercising options granted to him in March and November 1997, during February and August 2007. These options would have expired in March and November 2007 had they not been exercised. Dr Yamada received $184,516 (2006 – $60,204) and Mr Coombe received £67,200 (2006 – £nil) relating to options exercised under the EOI. Those amounts are included in the table above.

Non-Executive Directors are required to receive a significant part of their fees in the form of shares or ADSs and from 1 October 2004, all Non-Executive Directors, except the Chairman, are required to take at least 25% of fees under the fee allocation arrangement. They can also elect to invest part or all of the remaining balance of their fees in the form of shares or ADSs. The value of these shares and ADSs at the dates of award are included in fees and salary above. These shares and ADSs are not paid out until the Director leaves the Board.

In addition to annual compensation, GSK operates share plans to provide incentives to Executive Directors to achieve longer-term growth in shareholder value. Gains under such plans are recognised on exercise or maturity of the award, but reflect value earned over a period of years. The timing of exercise is normally at the discretion of the Director. Gains in 2007 on exercise of options were: share option plans £2,111,159 (2006 – £1,118,372); Performance Share Plan (PSP) £74,400 (2006 – £1,285,677). Full details relating to the operation of the company's share plans may be found in the 2007 Annual Report.

The accrued annual benefits under the defined benefit pension schemes operated by the Group were: Dr Garnier $1,235,053; Mr Heslop £142,257; Dr Slaoui €53,000 and $71,559. In addition, Dr Garnier and Dr Slaoui are members of a money purchase scheme into which contributions of $198,475 and $85,212, respectively, were paid during 2007.

Dr Burns and Professor Sir Roy Anderson joined the Board as Non-Executive Directors on 12 February 2007 and 1 October 2007 respectively.

None of the above Directors received reimbursement for expenses during the year requiring separate disclosure as required by the Regulations.

24 GSK Annual Review 2007

Corporate Governance

Governance and policy

The Board and Corporate Executive Team

The Directors are listed under 'The Board' on page 20.

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance.

Dr Garnier is the CEO, he will retire from the Board at the end of the AGM and Mr Witty will succeed him as CEO. The CEO is responsible for executive management of the Group and is assisted in this by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under 'Corporate Executive Team' on page 21.

The Board comprises five Executive and eleven Non-Executive Directors. The Board considers that Professor Sir Roy Anderson, Dr Burns, Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Dr Podolsky, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are each independent under the Combined Code. During the annual review of Board effectiveness, the Board concluded that Dr Schmitz remained independent, notwithstanding his length of service. In the opinion of the Board, he continues to demonstrate the characteristics of independence, whilst at the same time possessing an outstanding knowledge of the business. Sir Ian Prosser is the Senior Independent Director.

At the date of publication and throughout 2007, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.

Board process

The Board meets at least six times a year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed business agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Board considers and reviews the work undertaken by its Committees.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Mr Simon Bicknell, a barrister, who was appointed in May 2000. He joined GSK in 1984 and is secretary to all the Board Committees.

Board Committees

The Board has established a number of committees. Executive Directors are not members of the Audit, Remuneration, Nominations or Corporate Responsibility Committees, although they may be invited to attend meetings. Each Director is a member of the Corporate Administration & Transactions and Financial Results Committees. Membership of these Committees is shown in the table below.

	Audit	Remuneration	Nominations	Corporate Responsibility
Sir Christopher Gent	–	M	C	C
Professor Sir Roy Anderson	–	–	–	–
Dr S Burns	–	–	–	M
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Dr D Podolsky	M	–	–	M
Sir Ian Prosser	M	–	M	M
Dr R Schmitz	M	M	M	–
Mr T de Swaan	C	–	–	M
Sir Robert Wilson	M	C	–	–

Key: C = Chairman. M = Member.

Audit Committee

The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year.

Remuneration Committee

The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors, together with the Chairman, in accordance with the Combined Code. It meets at least four times a year and otherwise as necessary.

Nominations Committee

The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members to the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year and otherwise as necessary.

Corporate Responsibility Committee

The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group's business and reputation and for the oversight of reputation and the views of external stakeholders. The Committee is also responsible for governance oversight of the Group's worldwide donations and community support. The Committee meets formally three times a year and otherwise as necessary.

Financial Results Committee

The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, the Annual Review and the convening of the AGM, together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. The Committee meets as necessary.

Corporate Administration & Transactions Committee

The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group's business, and certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

Remuneration of Directors

Information on the remuneration of Directors is given in the Summary Remuneration Report on pages 22 to 24.

GSK Annual Review 2007 25

RESPONSIBILITY STATEMENTS

Responsibility statements

Annual Review

The Annual Review is a summary report and does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as is provided by the Annual Report 2007. Shareholders requiring more detailed information may obtain, free of charge, a copy of the Annual Report and may also elect to receive a copy of the Annual Report in future years – refer to Shareholder information.

The Independent Auditors' report on the full financial statements of the Group for the year ended 31st December 2007 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Statement by the Directors

The Annual Review 2007 is the Summary Directors' report and includes the Summary financial statements of GlaxoSmithKline plc for the year ended 31st December 2007, which is published in hard-copy printed form and on the website. The Business operating review, the Summary financial statements, the Summary Remuneration Report and the Statement on corporate governance are summaries of information in the Annual Report 2007.

The Directors are responsible for the maintenance and integrity of the Annual Review on the website in accordance with the UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Disclosure of information to auditors

The Directors have each confirmed that:

- so far as they are aware, there is no relevant audit information of which the company's auditors are unaware; and
- each Director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Corporate governance

The Combined Code on Corporate Governance is specified by the Listing Rules of the Financial Services Authority for the guidance of listed companies ('Combined Code'). The Board considers that throughout 2007 and up to the date of approval of this review, GlaxoSmithKline plc applied the principles of the Combined Code and, with the exception of matters where the company's position is described in the Annual Report, complied with the provisions of the Combined Code, and the guidance on internal control issued by the 1998 Turnbull Committee.

The Annual Review, including Summary financial statements, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
27th February 2008

Independent auditors' statement to the members of GlaxoSmithKline plc

We have examined the Summary financial statements which comprise the Summary consolidated income statement, Summary consolidated balance sheet and Summary consolidated cash flow statement and the Summary Report of the Directors including the Summary Remuneration Report.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Review in accordance with applicable law.

Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the Annual Review with the Annual financial statements, the Report of the Directors and the Directors' Remuneration Report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements.

These statements, including the opinion, have been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the Summary financial statement' issued by the Auditing Practices Board. Our reports on the company's full annual financial statements describe the basis of our audit opinions on those financial statements and the Directors' Remuneration Report.

Opinion

In our opinion the Summary financial statements are consistent with the Annual consolidated financial statements, the Directors' Report and the Directors' Remuneration Report of GlaxoSmithKline plc for the year ended 31 December 2007 and comply with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th February 2008

Notes

(a) The maintenance and integrity of the GlaxoSmithKline website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the full annual financial statements or the Summary financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

26 GSK Annual Review 2007

Summary financial statements

Summary consolidated income statement

	2007 Business performance £m	2007 Restructuring costs £m	2007 Total £m	Growth CER%	2006 £m
Turnover					
Pharmaceutical	19,233	–	**19,233**	–	20,078
Consumer Healthcare	3,483	–	**3,483**	**14**	3,147
Total turnover	22,716	–	**22,716**	**2**	23,225
Cost of sales	(5,206)	(111)	**(5,317)**	**8**	(5,010)
Gross profit	17,510	(111)	**17,399**	–	18,215
Selling, general and administration	(6,817)	(137)	**(6,954)**	–	(7,257)
Research and development	(3,237)	(90)	**(3,327)**	**(1)**	(3,457)
Other operating income	475	–	**475**		307
Operating profit	7,931	(338)	**7,593**	**3**	7,808
Finance income	262	–	**262**		287
Finance costs	(453)	–	**(453)**		(352)
Share of after tax profits of associates and joint ventures	50	–	**50**		56
Profit before taxation	7,790	(338)	**7,452**	**2**	7,799
Taxation	(2,219)	77	**(2,142)**		(2,301)
Profit after taxation for the year	5,571	(261)	**5,310**	**3**	5,498
Profit attributable to minority interests	96	–	**96**		109
Profit attributable to shareholders	5,475	(261)	**5,214**		5,389
	5,571	(261)	**5,310**		5,498
Basic earnings per share (pence)			**94.4p**	**5**	95.5p
Diluted earnings per share (pence)			**93.7p**		94.5p

Summary consolidated balance sheet

	2007 £m	2006 £m
Total non-current assets	**17,377**	14,561
Total current assets	**13,626**	10,992
Total assets	**31,003**	25,553
Total current liabilities	**(10,345)**	(7,265)
Total non-current liabilities	**(10,748)**	(8,640)
Total liabilities	**(21,093)**	(15,905)
Net assets	**9,910**	9,648
Shareholders' equity	**9,603**	9,386
Minority interests	**307**	262
Total equity	**9,910**	9,648

Summary consolidated cash flow statement

	2007 £m	2006 £m
Net cash inflow from operating activities	**6,161**	4,357
Net cash outflow from investing activities	**(3,009)**	(1,521)
Net cash outflow from financing activities	**(1,741)**	(4,792)
Increase/(decrease) in cash in the year	**1,411**	(1,956)
Exchange adjustments	**48**	(254)
Cash and bank overdrafts at beginning of year	**1,762**	3,972
Cash and bank overdrafts at end of year	**3,221**	1,762
Cash and bank overdrafts at end of year comprise:		
Cash and cash equivalents	**3,379**	2,005
Overdrafts	**(158)**	(243)
	3,221	1,762

GSK Annual Review 2007 27

SHAREHOLDER INFORMATION

Shareholder information

Financial reporting

Financial reporting calendar 2008

Announcement of 1st Quarter Results	April 2008
Announcement of 2nd Quarter Results	July 2008
Announcement of 3rd Quarter Results	October 2008
Preliminary Announcement of Annual Results	February 2009
Publication of Annual Report/Review	February/March 2009

Results Announcements

Results Announcements are issued to the London Stock Exchange and are available on its news service. Shortly afterwards, they are issued to the media, are made available on the website and are submitted to the US Securities and Exchange Commission and the New York Stock Exchange.

Financial reports

The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available on the website. The Annual Review is sent to all shareholders. Shareholders may also elect to receive the Annual Report by writing to the company's registrars. Alternatively, shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk. Copies of previous financial reports are available on the website. Printed copies can be obtained from the registrar in the UK and from the GSK Response Center in the US.

Publications

In late March 2008 GSK will publish on the website its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D, environment and health and safety.

Share price

	2007 £	2006 £	2005 £
At 1 January	**13.44**	14.69	12.22
High during the year	**14.93**	15.77	15.44
Low during the year	**11.60**	13.26	11.75
At 31 December	**12.79**	13.44	14.69
(Decrease)/increase	**(5)%**	(9)%	20%

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company's share price decreased by 5% in 2007 from a price of £13.44 at 1st January 2007 to £12.79 at 31st December 2007. This compares with an increase in the FTSE 100 index of 4% during the year. The share price on 22nd February 2008 was £11.10.

Market capitalisation

The market capitalisation of GSK at 31st December 2007 was £70 billion. At that date GSK was the fifth largest company by market capitalisation on the FTSE index.

Dividends

GSK pays dividends quarterly.

The Board has declared dividends for 2007 as follows:

Dividends per share	2007 pence	2006 pence
First interim – paid 12th July 2007	**12**	11
Second interim – paid 11th October 2007	**12**	11
Third interim – paid 10th January 2008	**13**	12
Fourth interim – payable 10th April 2008	**16**	14
Total	**53**	48

The table below sets out the dividends per ADS in US dollars in the last five years translated into US dollars at applicable exchange rates.

Year	US$
2007	2.14
2006	1.80
2005	1.57
2004	1.53
2003	1.39

Dividend calendar

Fourth quarter 2007	
Ex-dividend date	13th February 2008
Record date	15th February 2008
Payable	10th April 2008
First quarter 2008	
Ex-dividend date	30th April 2008
Record date	2nd May 2008
Payable	10th July 2008
Second quarter 2008	
Ex-dividend date	30th July 2008
Record date	1st August 2008
Payable	9th October 2008
Third quarter 2008	
Ex-dividend date	29th October 2008
Record date	31st October 2008
Payable	8th January 2009

Annual General Meeting 2008

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 21st May 2008.

Summary Directors' Report

Pages 16 to 26 and pages 28 to 29 consist of summary financial information derived from the Report of the Directors in the Annual Report 2007 that has been drawn up and presented in accordance with, and in reliance upon, applicable English company law and the liabilities of the Directors in connection with that Report are subject to the limitations and restrictions provided by such law.

Notice regarding limitations on Director liability under English law

This Annual Review includes summary financial information derived from the Report of the Directors in the Annual Report 2007. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 9 to 86 of the Annual Report 2007. Under English law the Directors would be liable to the company (but not to any third party) if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Cautionary statement

Under the 'safe harbor' provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward looking statements or projections made by the company, including those made in this Annual Review, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk factors' and 'Legal proceedings' in the company's Annual Report 2007.

28 GSK Annual Review 2007

Shareholder information continued

The provision of the details on this page is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010

The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Share buy-back programme

GSK has repurchased £11.6 billion of its own shares for cancellation or to be held as Treasury shares, of which £3.8 billion was spent in 2007. In July 2007 a programme totalling £12 billion of share repurchases over two years commenced. The programme covers purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority given by shareholders at the AGM in 2007.

In May 2007, the company was authorised to purchase a maximum of 575 million shares. Details of shares purchased, those held as Treasury shares and those cancelled are disclosed in Note 33 to the financial statements, 'Share capital and share premium account' in the Annual Report 2007.

The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Share capital and control

Information in respect of section 992 of the Companies Act 2006 is given in the notes section of the company's Notice of Annual General Meeting.

Internet

Information about the company, including details of the share price, is available on GSK's website at www.gsk.com.

Information made available on the website does not constitute part of this Annual Review.

Trademarks

Brand names appearing in italics throughout this publication are trademarks either owned by and/or licensed to GSK or associated companies, with the exception of *Boniva/Bonviva*, a trademark of Roche, and *Entereg*, a trademark of Adolor Corporation in the US, which are used in certain countries under licence by the Group.

Investor relations

Investor Relations may be contacted as follows:

UK

980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

US

One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel: 1 888 825 5249 (US toll free)
Tel: +1 215 751 4000 (outside US)

Ordinary shares

The company's shares are listed on the London Stock Exchange (LSE).

Registrar

The company's registrars are:

Equiniti
Aspect House, Spencer Way, Lancing, West Sussex BN99 6DA
www.shareview.co.uk
Tel: 0871 384 2991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

Equiniti also provide the following services:

- GlaxoSmithKline Investment Plan
- GlaxoSmithKline Individual Savings Account
- GlaxoSmithKline Corporate Sponsored Nominee
- Shareview service
- Shareview dealing service
- Dividend reinvestment plan

Shareview dealing service

Shareholders may buy or sell shares by internet or telephone through Shareview Dealing, a share dealing service provided by Equiniti. For internet purchases and sales log on to www.shareview.co.uk/dealing and for telephone purchases and sales call 0871 384 2020 (inside the UK only) between 8.00am and 4.30pm, Monday to Friday.

Glaxo Wellcome and SmithKline Beecham corporate PEPs

The Share Centre Limited
Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ
Tel: +44 (0)1296 414 141

American Depositary Shares

The company's shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two Ordinary shares.

In general, the NYSE's rules permit the company to follow UK corporate governance practices instead of those that apply in the US, provided that the company explains any significant variations. This explanation is provided on the company's website.

ADR programme administrator

The ADR programme is administered by:

The Bank of New York Mellon
Shareholder Relations
PO Box 11258, Church Street Station
New York NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 (US toll free)
Tel: +1 212 815 3700 (outside US)

The administrators also provide Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

GSK Response Center

Tel: 1 888 825 5249 (US toll free)

GSK Annual Review 2007 29

www.gsk.com Head Offi ce and Registered Offi ce GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS United Kingdom Tel: +44 (0)20 8047 5000 Registered number: 3888792 Produced by Corporate Communications, GSK. Designed by Conran Design Group. Printed in the UK by St Ives Direct Edenbridge Ltd. The paper used in the production of this document is made from pulps harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)
Date: March 18th, 2008

By:	/s/ Simon Bicknell
SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc